

December 7, 2010

Richard Chiang
President
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

Re: **APEX 1 Inc.**
Amendment No. 3 to Registration Statement
on Form 10-12G
Filed November 29, 2010
File No. 000-54112

Dear Mr. Chiang:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director